Dodge & Cox  /  Investment Managers  /  San Francisco
This material is for informational purposes only and is not an analysis of every material fact with respect to any security.  Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete.  Information regarding a security is historical and is not intended to represent current conditions or predict future results.  The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity.  This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited.  Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
MBIA Inc (MBI) Sold
Investment Thesis
Leader in Concentrated Market MBIA and Ambac account for roughly 50% of the municipal bond insurance in the U.S.
Growing Market MBIA has grown its premiums and book value per share at 11% compounded annual growth over the last 10 years.
Barriers to Entry To participate in most credit insurance lines, an insurer needs an AAA credit rating. It takes 5 to 7 years to build a profitable book of business.
Record of Risk Controls Since its inception, MBIA has insured $2.2 trillion of principal and interest payments, yet has only experienced 4 basis points of losses ($889 million).
Risks
Highly Levered Par value of MBIA’s insured bond portfolio is 91 times its shareholders’ equity.
Lack of Transparency MBIA insures against complex risks that change over time and are difficult for an outsider to evaluate.
Expansion into new products Less historical data is available to analyze new products such as structured finance and overseas municipal bond insurance.
Competition Guarantee business has been very competitive in recent years.
As of May 1, 2007
Company Profile
Headquarted in New York.
Leading financial guarantor and provider
of fixed income investment management
services.
MBIA-guaranteed loans receive AAA
rating.
Offers a rating guarantee for duration of
loan and will service a loan in place of
issuer in case of default.
In 2006, MBIA earned 73% of its
premiums in the U.S and 27% from
outside the U.S.
Per Share Valuation
2006 Revenues = $2.7 Billion
FY End December 31
Shares Outstanding: 137 million
All Figures in USD
Conclusion: Due to an increased valuation, we decided to sell MBIA.
Investment
Management
44%
Investment
Income
22%
Insurance
Premiums Earned
31%
Other
3%
MBI S&P 500
Price 69 1,486
2006 EPS 5.99 97
2007 est. EPS 6.61 90
2006 Price/Earnings 11.6x 16.6x
2006 Price/Book 1.3x 2.9x

Dodge & Cox  /  Investment Managers  /  San Francisco
This material is for informational purposes only and is not an analysis of every material fact with respect to any security.  Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete.  Information regarding a security is historical and is not intended to represent current conditions or predict future results.  The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity.  This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited.  Before investing in any Dodge & Cox Fund, you should carefully
consider the Fund's investment objectives, management fees, risks and expenses.   To obtain a Fund's prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
Liberty Global (LBTYA/LBTYK) Bought
Western
Europe
37%
Eastern
Europe
13%
Latin America
9%
Asia
29%
Other
12%
Investment Thesis
Attractive growth prospects
Organic subscriber growth from increased video, data, and voice penetration and external growth from acquisitions should drive efficiency and scale.
Owner-operator/focused management team
Strong focus on equity returns. Leverage increased with operating cash flow regularly funding share buybacks.
High quality infrastructure
High capacity, two-way cable plant built from overspending by predecessors provides a competitive advantage.
Reasonable valuation
Attractively valued based on per subscriber metrics and higher growth prospects relative to peers.
Risks
Difficulty managing far-flung operations
Distant headquarters could lose touch with operations. Individual country management teams, a centralized consolidation system, and regular Board reviews mitigate risk.
Increasing competition
Competition from satellite, regional telecom companies, and digital terrestrial television could hurt profitability.
High leverage leaves little margin for error
Leverage of 4.0 to 5.0 times EBITDA is aggressive relative to other cable companies but is carefully managed.
as of May 10, 2007
Company Profile
Largest cable system operator outside the
U.S. and second largest in the world
Provider of bundled pay-television,
internet telephony, and broadband data
service
Headquartered in the United States
Operations in 17 countries on 3
continents across Europe, Latin America,
and Japan
28 million homes passed, 14 million
subscribers at year-end 2006
Per Share Valuation
2006 Revenues = $6.5 Billion
FY ends December 31. All figures in USD.
Shares outstanding: 401 million
1
Uses enterprise value, which includes net debt
2
EBITDA is a measure of operating cash flow
Conclusion: Based on the factors above, Liberty Global was purchased.
LBTYA S&P 500
Price $37 1491
2006 EPS -0.8 85.1
2007 est. EPS 0.7 93.4
2007 EV/Sales
1
3.7 x 2.7 x
2007 EV/EBITDA
1,2
10.4 x 13.3 x
2007 Price/Book 2.3 x 3.0 x